UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ocwen Financial Corporation
(Name of Issuer)

Common Stock, $0.01, par value per share
(Title of Class of Securities)

675746309
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746309	SCHEDULE 13G	Page 2 of 20

1	NAME OF REPORTING PERSON Opps OCW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of an aggregate of 894,600 Shares and 1,446,016 Warrants issued by the Issuer pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) and the Warrant Agreement, dated as of March 4, 2021 (the “Warrant Agreement”), exercisable for Shares, giving effect to the Ownership Cap (as defined below).
(2)	All calculations of percentage ownership herein below the Ownership Cap are based on an aggregate of 9,036,364 Shares of the Issuer, consisting of (i) 7,590,348 shares of Common Stock issued and outstanding as of October 31, 2022, as reported by the Issuer on its Form 10-Q filed with the United States Securities Exchange Commission (the “SEC”) on November 3, 2022 (the “Form 10-Q”) and (ii) Warrants to purchase 1,446,016 Shares beneficially owned by the Reporting Persons. The Securities Purchase Agreement and Warrant Agreement provide that no holder without prior written notice to the Issuer and receipt by the Issuer of any required approvals be entitled to exercise the Warrants for a number of Shares in excess of that number of Shares which, upon giving effect to such exercise, would cause the aggregate number of Shares beneficially owned by the holder and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the holder’s to exceed 9.9% of the total number of issued and outstanding Shares of the Issuer following such exercise (such limits under the Securities Purchase Agreement and Warrant Agreement, the “Ownership Cap”). Accordingly, the Reporting Persons do not beneficially own, and are not reporting herein, Shares that, as a result of the Ownership Cap, the Reporting Persons do not have the right to acquire upon exercise of the Warrants they hold. Calculations of percentage ownership in this Schedule 13G which reflect the limitation of the Ownership Cap are based on the Shares outstanding shown in the Form 10-Q above.

CUSIP No. 675746309	SCHEDULE 13G	Page 3 of 20

1	NAME OF REPORTING PERSON ROF8 OCW MAV PT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of an aggregate of Shares and Warrants exercisable for 894,600 Shares, giving effect to the Ownership Cap.

CUSIP No. 675746309	SCHEDULE 13G	Page 4 of 20

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)

Solely in its capacity as the manager of Opps OCW Holdings, LLC and ROF8 OCW MAV PT, LLC that, in the aggregate, are the direct owners of Shares and Warrants exercisable for 894,600 Shares, giving effect to the Ownership Cap.

CUSIP No. 675746309	SCHEDULE 13G	Page 5 of 20

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 675746309	SCHEDULE 13G	Page 6 of 20

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 675746309	SCHEDULE 13G	Page 7 of 20

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 675746309	SCHEDULE 13G	Page 8 of 20

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 675746309	SCHEDULE 13G	Page 9 of 20

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 675746309	SCHEDULE 13G	Page 10 of 20

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.

CUSIP No. 675746309	SCHEDULE 13G	Page 11 of 20

1	NAME OF REPORTING PERSON Brookfield Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 675746309	SCHEDULE 13G	Page 13 of 20

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,600 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 894,600 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,600 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation (f/k/a Brookfield Asset Management Inc.)

CUSIP No. 675746309	SCHEDULE 13G	Page 14 of 20

ITEM 1.	(a)	Name of Issuer:

Ocwen Financial Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

1661 Worthington Road, Suite 100 West Palm Beach, Florida 33409

ITEM 2.	(a)-(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

	(1)	Opps OCW Holdings, LLC, a Delaware limited liability company (“Opps OCW Holdings”), in its capacity as the direct owner of an aggregate of Shares and Warrants exercisable for 894,600 Shares and 1,446,016 Warrants, giving effect to the Ownership Cap;

	(2)	ROF8 OCW MAV PT, LLC, a Delaware limited partnership (“ROF8”), in its capacity as the direct owner of an aggregate of Shares and Warrants exercisable for 894,600 Shares, giving effect to the Ownership Cap;

	(3)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the manager of Opps OCW Holdings and ROF8 that, in the aggregate, are the direct owners of Shares and Warrants exercisable for 894,600 Shares, giving effect to the Ownership Cap;

	(4)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP;

	(5)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

	(6)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

	(7)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;

CUSIP No. 675746309	SCHEDULE 13G	Page 15 of 20

(8)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;

(9)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the indirect owner of the class B units of OCG;

(10)	Brookfield Corporation (f/k/a Brookfield Asset Management Inc.), an Ontario corporation (“Brookfield”), in its capacity as the indirect owner of the class A units of OCG; and

(12)	BAM Partners Trust, a trust established under the laws of Ontario (the “BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield. BAM Class B Partners Inc. (“BAM Partners”), an Ontario corporation, is the trustee of the BAM Partnership.

The principal business address of each of the Reporting Persons other than Brookfield, BAM Partnership and BAM Partners is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071. The principal business address of Brookfield, BAM Partnership and BAM Partners is Brookfield Place, Suite 100, 181 Bay Street, PO Box 762, Toronto, Ontario, Canada M5J 2T3.

(d)	Title of Class of Securities:

Common Shares, $0.01 par value per share (the “Shares”)

(e)	CUSIP Number: 675746309

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 675746309	SCHEDULE 13G	Page 16 of 20

ITEM 4.	OWNERSHIP

The responses of the Reporting Persons to Rows 5-9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Opps OCW Holdings directly holds an aggregate of Shares and Warrants exercisable for 894,600 Shares, giving effect to the Ownership Cap., constituting 22.9% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares.

ROF8 directly holds an aggregate of Shares and Warrants exercisable for 894,600 Shares, giving effect to the Ownership Cap., constituting 22.9% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares.

Fund GP, in its capacity as the manager of Opps OCW Holdings and ROF8, has the ability to direct the management of Opps OCW Holdings’ and ROF8’s business, including the power to vote and dispose of securities held by Opps OCW Holdings and ROF8; therefore Fund GP may be deemed to beneficially own the Shares held by Opps OCW Holdings and ROF8.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Opps OCW Holdings and ROF8. Therefore, GP I may be deemed to have indirect beneficial ownership of the Shares held by Opps OCW Holdings and ROF8.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Opps OCW Holdings and ROF8; therefore, Capital I may be deemed to have indirect beneficial ownership of the Shares held by Opps OCW Holdings and ROF8.

CUSIP No. 675746309	SCHEDULE 13G	Page 17 of 20

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Opps OCW Holdings and ROF8; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Shares held by Opps OCW Holdings and ROF8.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Opps OCW Holdings and ROF8; therefore, Holdings may be deemed to have indirect beneficial ownership of the Shares held by Opps OCW Holdings and ROF8.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Opps OCW Holdings and ROF8; therefore, OCG may be deemed to have indirect beneficial ownership of the Shares held by Opps OCW Holdings and ROF8.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Opps OCW Holdings and ROF8; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Shares held by Opps OCW Holdings and ROF8.

Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Opps OCW Holdings and ROF8; therefore Brookfield may be deemed to have indirect beneficial ownership of the Shares held by Opps OCW Holdings and ROF8.

BAM Partners, as trustee of the BAM Partnership, which is the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint one half of the board of directors of Brookfield and, as such, may indirectly control the decisions of Brookfield regarding the vote and disposition of securities held by Opps OCW Holdings and ROF8; therefore the BAM Partnership and BAM Partners may be deemed to have indirect beneficial ownership of the Shares held by Opps OCW Holdings and ROF8.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person. All calculations of percentage ownership herein below the Ownership Cap are based on an aggregate of 9,036,364 Shares of the Issuer, consisting of (i) 7,590,348 Shares outstanding as of October 31, 2022, as reported by the Issuer on the Form 10-Q and (ii) Warrants to purchase 1,446,016 Shares beneficially owned by the Reporting Person. The Reporting Persons do not beneficially own, and are not reporting herein, Shares that, as a result of the Ownership Cap, the Reporting Persons do not have the right to acquire upon exercise of the Warrants they hold. Calculations of percentage ownership in this Schedule 13G which reflect the limitation of the Ownership Cap are based on 9,036,364 Shares outstanding as of October 31, 2022, as reported by the Issuer in the Form 10-Q.

CUSIP No. 675746309	SCHEDULE 13G	Page 18 of 20

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 675746309	SCHEDULE 13G	Page 19 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

OPPS OCW HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

ROF8 OCW MAV PT, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

CUSIP No. 675746309	SCHEDULE 13G	Page 20 of 20

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

CUSIP No. 675746309	SCHEDULE 13G	Page 21 of 20

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023

OPPS OCW HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

ROF8 OCW MAV PT, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary